8-51041 BB 3/16 *

SECURISSION

07004644

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SEC FILE NUMBER
~~8-53453~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GREENTREE BROKERAGE SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 MARKET STREET, SUITE 1420
(No. And Street)

PHILADELPHIA	PA	19103-3913
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WARREN WEST 215-569-1980
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/19

OATH OR AFFIRMATION

I, WARREN WEST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENTREE BROKERAGE SERVICES,INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
2007
213

GREENTREE BROKERAGE SERVICE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Greentree Brokerage Service, Inc.:

We have audited the accompanying statement of financial condition of Greentree Brokerage Service, Inc. as of December 31, 2006. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greentree Brokerage Service, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 25, 2006

GREENTREE BROKERAGE SERVICE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 136,117
Deposit with clearing broker	100,000
Receivable from clearing broker	151,442
Furniture and equipment (net of accumulated depreciation of $132,090)	19,459
Deposits	17,568
Other assets	18,599
TOTAL ASSETS	$ 443,185

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 45,995
Total Liabilities	45,995
Liabilities subordinated to the claims of general creditors	170,000
Shareholders' equity:	
Common stock, no par value, authorized 1,000 shares, 863 issued and outstanding	575,690
Accumulated deficit	(294,500)
Stock subscription receivable	(54,000)
Total Shareholders' Equity	227,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 443,185

The accompanying notes are an integral part of this financial statement.

GREENTREE BROKERAGE SERVICE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greentree Brokerage Service, Inc. (the "Company") is a Delaware corporation. The Company is an introducing broker providing execution services to institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is registered with the Pennsylvania Securities Commission. The Company is a member of National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Accounts

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities for customers and claims exemption from SEC Rule 15c3-3 under Section (k)(2)(ii).

Income Taxes

Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The primary temporary differences are net operating loss carryforwards.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

Advertising Cost

All advertising costs are expensed as incurred.

Deposit with Clearing Broker

The Company maintains a $100,000 interest bearing account with its clearing broker. This account is not insured by the Federal Depository Insurance Corporation.

GREENTREE BROKERAGE SERVICE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(continued)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Commission income and related floor brokerage and clearance charges are recorded on a trade date basis.

NOTE 2. RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are preformed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker amounts due from this clearing broker.

NOTE 3. INCOME TAXES

No provision or liability for federal or state income taxes has been included in these financial statements due to the operating loss carryforward from 2004. By December 31, 2006, the Company has accumulated a net operating loss carryforward of approximately $251,000, which expires in various years through 2026. No income tax benefit has been recorded for this item due to management's view of the uncertainty of the realization of such benefit.

NOTE 4. COMMITMENTS

The Company leases office space through 2010 with no renewal option. In addition to base rent, the Company is responsible for certain common area expenses. Rent expense for the year ended December 31, 2006 was $79,926. The future approximate minimum annual rental payments are as follows:

Year ended December 31,	
2007	$ 80,000
2008	82,000
2009	84,000
2010	35,000
	$ 281,000

GREENTREE BROKERAGE SERVICE, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006
(continued)

NOTE 5. RELATED PARTY TRANSACTIONS

The Company pays one of its shareholders a management fee from time to time. A formal agreement has not been executed. Payments are based upon the Company's current ability to pay fees ended December 31, 2006, the company paid this shareholder $27,765.

Included in shareholder's equity is a loan that was made to an officer of the Company in the amount of $84,000 for the purchase of Company stock during 2005. The loan is interest free and is due in full on December 31, 2007. The loan is collateralized by a pledge of 182 shares of the Company's stock. In 2006, the office paid $30,000 which reduced the balance owed to $54,000.

During 2006, a shareholder of the Company issued a subordinated loan to the Company in the amount of $170,000 as described in Note 6 below.

NOTE 6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has a subordinated loan for $170,000 which matures on June 1, 2011. The loan has a stated rate of 11.75% per annum and is considered an equity subordination.

This borrowing is subordinated to the claims of general creditors, has been approved by the NASD and is available in computing net capital under SEC Rule 15c1-3. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the company meets the SEC's and NASD's capital regulations governing the withdrawal of subordinated debt.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen to one. At December 31, 2006, net capital was $395,564, which was $390,564 in excess of net required net capital of $5,000.

NOTE 8. CONTINGENCIES

In the ordinary course of business, claims are made against the Company from time to time for alleged damages in connection with its operation for which the Company maintains insurance. In the opinion of management, the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

END